

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2021

Patrick Pedonti
Senior Vice President and Chief Financial Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, CT 06095

      Re: SS&C Technologies Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 28, 2020
          File No. 001-34675

Dear Mr. Pedonti:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Technology

cc: Mark Beliveau